

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 23, 2016

Jeffrey J. Carfora
Senior Executive Vice President and Chief Financial Officer
Peapack-Gladstone Financial Corporation
500 Hills Drive, Suite 300
Bedminster, NJ 07921

> **Re:** **Peapack-Gladstone Financial Corporation**
> **Registration Statement on Form S-3**
> **Filed December 19, 2016**
> **File No. 333-215176**

Dear Mr. Carfora:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katelyn Donovan, Staff Attorney, at (202) 551-8636, or me, at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Michael T. Rave, Esq.
Day Pitney LLP